Filed by Teladoc Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livongo Health, Inc.

Commission File No. 001-38983

Date: August 5, 2020

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NOTICE

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc's and Livongo's future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "may," "should," "will" and similar expressions. All such forward-looking statements are based on current expectations of Teladoc's and Livongo's management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc's or Livongo's respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc's or Livongo's ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc's or Livongo's stock prices; transaction costs; Teladoc's ability to achieve the benefits from the proposed transaction; Teladoc's ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc's or Livongo's control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc's business model; changes in market conditions and receptivity to Teladoc's services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc's abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties' business and general economic conditions; risks regarding Livongo's ability to retain clients and sell additional solutions to new and existing clients; Livongo's ability to attract and enroll new members; the growth and success of Livongo's partners and reseller relationships; Livongo's ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading "Risk Factors" of Teladoc's Annual Report and Livongo's Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the "SEC"). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc that also constitutes a preliminary proxy statement of each of Teladoc and Livongo. After the registration statement is declared effective, each of Teladoc and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc's website at https://ir.Teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo's website at https://ir.Livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term "Teladoc" and such terms as "the company," "the corporation," "our," "we," "us" and "its" may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

Teladoc HEALTH | Livongo
© 2002–2020 Teladoc Health, Inc. All rights reserved.
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* Based on TDOC closing price as of August 4, 2020. • The transaction values Livongo at approximately $18.5 billion, including Teladoc’s assumption of approximately $550 million in Livongo convertible debt • $158.98* per Livongo share in stock and cash, comprised of 0.592x TDOC shares and $11.33 in cash per LVGO share Merger Consideration Ownership Management & Board Closing • TDOC shareholders will own ~ 58 % of the combined company • LVGO shareholders will own ~42% of the combined company • Led by Teladoc Health chairman, David Snow, newly combined TDOC Board of Directors will be composed of 8 current directors of TDOC and 5 current directors of LVGO, including Glen Tullman , Livongo Founder & Executive Chairman • Jason Gorevic, current CEO of Teladoc Health, will be the CEO of the Combined Company • Expect transaction to close by the end of 4Q20 • Subject to TDOC and LVGO shareholder approvals, U.S. antitrust clearance, and other customary closing conditions

$ 1.3Bn Combined 2020 Pro forma Revenue >70MM Combined Members & Lives >$500MM Revenue Synergies by 2025 Combines two highly complementary pioneers that redefine virtual care, digital health and healthcare delivery Significantly accelerates Teladoc’s vision to create a seamless continuum of virtual care across one platform Creates first - of - its - kind “whole - person” care offering that will fundamentally change how people access and experience healthcare Personalized, technology - driven longitudinal care improving clinical outcomes, cost of care and member convenience Significant synergy opportunities through cross - selling across multiple channels , international expansion, improved member engagement and new solutions 85% 2020 pro forma y/y revenue growt h >$120m pro forma Adj EBITDA 200 - 300bps annual Adj EBITDA margin expansion

Personalized, technology - enabled longitudinal care that improves health outcomes and elevates the consumer experience around the world Consumers Payors, Employers, Providers Shareholders A full range of integrated virtual care services improving access, driving better outcomes, and lowering costs Significant strategic benefits and tremendous opportunities for revenue synergies

x Leader in the virtual care marketplace providing the most comprehensive virtual care solution x Global leadership position across distribution channels x Proven ability to drive member engagement and adoption x Multi - specialty network of physicians x Over 70 million individuals with access in the US alone x Proven ability to integrate and scale new products and solutions across our robust tech platform x Leading virtual care provider focused on the management of chronic conditions x Flagship solutions in diabetes management, with others including hypertension, pre - diabetes, and behavioral health x Technology platform combining smart, cloud - connected devices and data science to deliver meaningful health insights and behavior change x Solution drives meaningful improvements in clinical outcomes and drives value to the health care ecosystem

Expand footprint and distribution x Existing distribution channels x Product cross sell/upsell x Government programs x Direct to consumer x Global markets leadership Clinical services innovation x Virtual primary care x Integrated behavioral health solutions x Virtual Center of Excellence specialty services x Chronic care x Clinical quality leadership Accelerate consumer adoption x Integrated, intuitive consumer experiences x Engagement science and surround sound investments x Virtual first experience x Expanding access points and modalities Broaden role in healthcare delivery x Health system use cases x Insurer scope of services x In - home solutions x Integration with local delivery system x Strategies enhanced by Livongo

Assess, diagnose and treat everyday health issues such as flu, infections, and skin conditions Address stress, anxiety and other conditions with therapy, counseling and treatment Gain advice on a diagnosis, treatment plan, or surgery from world - renowned specialists Complete regular screenings and improve nutrition, exercise, and well being Take charge of health challenges with monitoring and personalized support Consult a specialist via virtual care and coordinate referrals to in - network, in - person care. WELLNESS AND PREVENTION COMPLEX CARE MENTAL HEALTH CARE CHRONIC CARE SPECIALTY CARE ACUTE CARE

Hospital Home Worksite Pharmacy Retail clinic Physician office Post - acute ED Ambulance Experts Digital Therapeutics Primary Care Physician Nurses & Therapists Coaches Specialists

• AI supported in - take; Assess symptoms and diagnose conditions • Prescribe medications, therapies, and digital therapeutics as medically necessary • Implement care plans; remotely monitor conditions, ensure adherence and track progress • Conduct outreach and intervention as needed MONITOR & MANAGE • Guide to high - quality, in - network specialists for in - person care • Collaborative provider - to - provider consults • Counsel and support patients for successful care and follow - up REFER & COORDINATE DIAGNOSE & TREAT PATIENT & VIRTUAL CARE TEAM • In - depth annual exams: biometrics, labs, screenings and preventative care • Personalized wellness plans with counseling and patient education information • Data - driven triggered communications WELLNESS & PREVENTION • digital therapeutics as medically necessary • Personalized wellness plans with counseling and patient education information • Data - driven triggered communications • Implement care plans; remotely monitor conditions, ensure adherence and track progress • Conduct outreach and intervention as needed

Chronic Conditions Why Livongo Massive, Under - Penetrated Market Current Health System Delivery Shortcomings Clinical Need Drives Ongoing Engagement and Utilization Structural Tailwinds Driving Desire for New Solutions Shared Culture and Common Mission Market Leadership: First Mover and Leading Brand Sophisticated AI+AI Engine Empowering a Consumer - Centered Care Experience High Growth, Compelling Margins and Attractive Subscription Based Recurring Revenue Business Model 147M+ 40%+ 90%+

Member Clinical Data Available Across all Venues of Care Diabetes Hypertension Behavioral Health Weight Management CHF CKD MSK COPD Provider Data driving behavioral change Live Coaching Data driving behavioral change Digital Data driving behavioral change

Using connected blood pressure monitor and cuff, Claire and her care team monitor her hypertension Annual exam with Teladoc primary care physician; discusses medical history, nutrition and stress Teladoc physician consults with Claire, reviews lab results, diagnoses high blood pressure Health Nudges™ encourage Claire to stay on track For help with a h ealthier diet, Claire consults a Teladoc nutritionist Diagnosed with sinus infection, Teladoc physician writes Rx and advises on OTC medication risks related to hypertension Claire achieves target weight and blood pressure; continues healthy habits To manage stress, Claire consults a Teladoc mental health therapist Creates personalized health plan including referral to Livongo hypertension program Based on clinical data, Teladoc physician writes Rx for blood pressure medication CLAIRE’S HEALTH JOURNEY Being at her best while living with hypertension

Cross - selling potential of shared and unshared clients Referrals to Livongo’s solutions driven by visits to Teladoc’s virtual care platform Cost savings for improved profitability or reinvestment in topline growth International revenue driven through Teladoc’s global platform Combined client base has only an estimated 25% overlap Improved member churn and more efficient enrollment Greenfield opportunity for Livongo Separate from client cross sell Combined and optimized business model $60MM by end of second year post close $100MM of revenue run rate synergies end of year two and $500MM in 2025 Significant additional synergies could drive incremental value, including next - gen virtual primary care, hospital in the home and risked - based models, among others

($ in mm) Pro Forma Revenue $716 $258 $974 % YoY Growth 36% 128% 52% % Gross Margin 64% 76% 67% Adj. EBITDA $61 $12 $73 % Adj. EBITDA Margin 9% 5% 8% Cash and Equivalents $1,162 (2) $836 $661 (3) Debt $1,334 $550 $1,884 (1) TTM as of June 30, 2020. (2) Net of $150mm cash used for ITH transaction. (3) Net of $1.3bn cash used in transaction.

52% YoY Growth TTM 30 - 40% ’20 - ’23 Revenue CAGR pre - synergy Adj. EBITDA positive with 200 - 300bps Annual Expansion

Together We Will Transform the Way People Access and Experience Healthcare 19 © Teladoc Health, Inc. All rights reserved. Delivering virtual care for consumers Enabling virtual care for providers